Mail Stop 4561
Via Fax (781) 890-4848

February 5, 2008

Rodger Weismann
Chief Financial Officer
Phase Forward Incorporated
880 Winter Street
Waltham, MA 02451

Re: Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 000-50839

Dear Mr. Weismann:

We have reviewed your response letter dated January 22, 2008 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated December 19, 2007.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 42

1. We note from your response to prior comment 1 that you believe your MD&A disclosure adequately addresses the change in revenue based upon the tabular disclosure on page 42 of your Form 10-K and your discussion of sources contributing to the increases in your four categories of revenue. We further note that you quantify the revenue fluctuations for your InForm license, application hosting and other related revenues in your quarterly earnings releases filed on Form 8-K. In addition, we note your discussion of new customers in the Business

Highlights of your Forms 8-K. Considering your continued trend of significant revenue growth, we continue to believe that it would be beneficial to investors to further quantify the sources contributing to these changes in MD&A, such as the increase in trials under management, the increase in revenues from new and existing customers, and the increase in InForm and WebVDME license sales, pursuant to Section III. D of SEC Release 33-6835. Additionally, paragraph 37 of SFAS 131 requires reporting of revenues for each product and service or each group of similar products and services in your enterprise wide disclosures, unless it is impracticable to do so. Please revise your disclosures accordingly in your future filings.

Consolidated Statements of Operations, page F-4

2.   We note your response to prior comment 4 where you indicate that the 10% allocation to customer support for term licenses was based upon a 44% discount to the 18% rate charged on customer support services for perpetual licenses since the customer support for term licenses do not include the value associated with license upgrades and enhancements. Please explain further how you determined that the upgrades and enhancements included in the perpetual license customer support services represented approximately 44% of the fee charged or tell us what other methodology was used to determine the 10% rate used for term licenses. In addition, tell us how you considered providing further disclosure to substantiate your use of the 10% allocation in your revenue recognition footnote.

3.   Additionally, we reissue part of our previous comment to request that you tell us how you determined that the value of services sold on a stand-alone basis is representative of the value of services sold in a bundled arrangement. Describe in greater detail the nature and the activities performed for consulting services sold on a stand-alone basis versus those services sold in a bundled arrangement. In addition, please revise your disclosures in future filings to more clearly describe the Company's methodology for allocating revenue from consulting services for income statement presentation purposes.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief